FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant's name into English)

1 Azrieli Towers,
the Round Tower, 46th Floor (1 Givat Hatachmoshet Street),
Tel Aviv, Israel 67021
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information contained in this Form 6-K

We, Crow Technologies 1977 Ltd., were informed by Silverboim Holdings Ltd., our controlling shareholder, that Silverboim Holdings Ltd. is selling all its shares of us to Shmuel Melman, a shareholder and director of us, and to Adv. Barak, who is to hold a portion of these shares in trust.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2003	Crow Technologies 1977 Ltd. By: /s/ Zvi Barinboim —————————————— Zvi Barinboim Chief Executive Officer